UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of MDJM LTD’s 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders of MDJM LTD (the “Company”) held on October 19, 2023, at 3:00 p.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Mr. Siping Xu as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Liang Zhang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Mr. Zhenlei Hu as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Liding Sun as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Mr. Wei Guan as a director of the Company to hold office until the next annual general meeting; and
6.	To re-appoint RBSM LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023.

A total of 10,379,416 votes, representing 88.90% of the votes exercisable as of September 1, 2023, the record date, were present in person or by proxy at the 2023 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Mr. Siping Xu	10,379,416	0	0
Re-election of Mr. Liang Zhang	10,379,416	0	0
Re-election of Mr. Zhenlei Hu	10,379,416	0	0
Re-election of Mr. Liding Sun	10,379,416	0	0
Re-election of Mr. Wei Guan	10,378,112	1,294	0
Re-appointment of RBSM LLP	10,379,416	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: October 19, 2023	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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